FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of December, 2005

                           GRANITE MORTGAGES 04-3 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                    GRANITE MORTGAGES 04-3PLC

                                    By:  L.D.C. Securitisation Director No. 1


                                    By:  /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:  February 3, 2006

                                    GRANITE FINANCE FUNDING LIMITED


                                    By: /s/ Jonathan Rigby
                                        --------------------------------------
                                    Name:   Jonathan Rigby
                                    Title:  Director

Date:  February 3, 2006

                                    GRANITE FINANCE TRUSTEES LIMITED

                                    By:

                                    By: /s/ Dean Godwin
                                        --------------------------------------
                                    Name:   Dean Godwin
                                    Title:  Director

Date:  February 3, 2006

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-3 PLC
--------------------------

Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc

Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc

Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Finance Trustees Limited, Granite Master Issuer Plc,

Granite Finance Funding Limited and Granite Finance Funding 2 Limited

Period 1 December 2005 - 31 December 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


Mortgage Loans


------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                     369,520

Current Balance - Trust Mortgage Assets            (GBP)37,544,743,819.96

Current Balance - Trust Cash and other Assets      (GBP)1,478,924,038.60

Last Months Closing Trust Assets                   (GBP)30,443,624,329

Funding share                                      (GBP)16,401,354,547

Funding 2 share                                    (GBP)10,832,204,300

Funding and Funding 2 share                        (GBP)27,233,558,847

Funding and Funding 2 Share Percentage               69.79%

Seller Share*                                      (GBP)11,790,109,012

Seller Share Percentage                              30.21%

Minimum Seller Share (Amount)*                     (GBP)2,527,528,617

Minimum Seller Share (% of Total)                     6.48%

Excess Spread last quarter annualised (% of Total)    0.40%

------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans


-------------------------------------------------------------------------------------------------
                        Number        Principal (GBP)         Arrears (GBP)      By Principal (%)

> = 1 < 3 Months        5,625          579,133,425              4,755,442              1.54%

> = 3 < 6 Months        1,119          107,257,711              2,513,142              0.29%

> = 6 < 9 Months          265           26,825,934              1,070,754              0.07%

> = 9 < 12 Months          19            1,829,915                105,994              0.00%

> = 12 Months               3              256,185                 19,316              0.00%

Total                   7,031          715,303,170              8,464,648              1.91%
-------------------------------------------------------------------------------------------------


Properties in Possession

------------------------------------------------------------------------------
                             Number           Principal (GBP)   Arrears (GBP)

Total (since inception          924              70,259,893        3,444,214
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Properties in Possession                                                 316

Number Brought Forward                                                   228

Repossessed (Current Month)                                               88

Sold (since inception)                                                   608

Sold (current month)                                                      82

Sale Price / Last Loan Valuation                                        1.04

Average Time from Possession to Sale (days)                              132

Average Arrears at Sale                                           (GBP)3,513

Average Principal Loss (Since inception)*                         (GBP)1,359

Average Principal Loss (current month)**                            (GBP)483

MIG Claims Submitted                                                       9

MIG Claims Outstanding                                                     0

Average Time from Claim to Payment                                       104
------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

                                         Number               Principal (GBP)
------------------------------------------------------------------------------
Substituted this period                   84,521          (GBP)9,999,240,398

Substituted to date
  (since 26 March 2001)                  787,129         (GBP)74,971,283,516
------------------------------------------------------------------------------


CPR Analysis

------------------------------------------------------------------------------
                                                                    % of CPR

Current Month % of CPR - Removals*                                    53.80%

Previous Month % of CPR - Removals*                                   55.70%

Current Month % of CPR - Non-Removals**                               46.20%

Previous Month % of CPR - Non-Removals**                              44.30%
------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions


------------------------------------------------------------------------------
                                                Monthly           Annualised

Current Month CPR Rate - Total                    4.11%               39.55%

Previous Month CPR Rate - Total                   5.23%               47.54%


------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                           23.16

Weighted Average Remaining Term (by value) Years                       21.30

Average Loan Size                                               (GBP)101,604

Weighted Average LTV (by value)                                       76.26%

Weighted Average Indexed LTV (by value)                               70.49%

Non Verified (by value)                                               43.66%
------------------------------------------------------------------------------


Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                               56.89%

Together (by balance)                                                 22.33%

Capped (by balance)                                                    0.37%

Variable (by balance)                                                 15.52%

Tracker (by balance)                                                   4.89%

Total                                                                100.00%
------------------------------------------------------------------------------

Geographic Analysis

--------------------------------------------------------------------------------------------
                        Number          % of Total            Value (GBP)      % of Total

East Anglia              7,699               2.08%            797,841,824           2.13%

East Midlands           26,199               7.09%          2,422,325,614           6.45%

Greater London          44,445              12.03%          7,171,421,456          19.10%

North                   35,544               9.62%          2,417,691,734           6.44%

North West              48,378              13.09%          4,036,567,979          10.75%

Scotland                49,884              13.50%          3,637,529,955           9.69%

South East              56,463              15.28%          7,676,456,728          20.45%

South West              24,759               6.70%          2,831,725,120           7.54%

Wales                   14,861               4.02%          1,250,023,659           3.33%

West Midlands           24,471               6.62%          2,351,082,636           6.26%

Yorkshire               36,817               9.96%          2,952,077,115           7.86%

Total                  369,520               100%          37,544,743,820          100%
--------------------------------------------------------------------------------------------






LTV Levels Breakdown
--------------------------------------------------------------------------------------------
                                            Number            Value (GBP)      % of Total

0% < 25%                                    13,833            530,209,882           1.41%

> = 25% < 50%                               44,190          3,401,609,677           9.06%

> = 50% < 55%                               14,018          1,341,690,142           3.57%

> = 55% < 60%                               15,145          1,538,867,898           4.10%

> = 60% < 65%                               17,461          1,889,642,112           5.03%

> = 65% < 70%                               21,431          2,303,400,259           6.14%

> = 70% < 75%                               25,932          2,968,929,391           7.91%

> = 75% < 80%                               26,787          3,269,514,480           8.71%

> = 80% < 85%                               45,319          5,399,018,872          14.38%

> = 85% < 90%                               41,047          4,707,762,820          12.54%

> = 90% < 95%                               64,804          6,246,767,010          16.64%

> = 95% < 100%                              38,736          3,882,078,018          10.34%

> = 100%                                       817             65,253,260           0.17%

Total                                      369,520         37,544,743,820          100.0%

--------------------------------------------------------------------------------------------


Repayment Method

--------------------------------------------------------------------------------------------

                                            Number            Value (GBP)      % of Total

Endowment                                   18,955          1,483,426,942           3.95%

Interest Only                               78,024         11,657,657,208          31.05%

Pension Policy                                 438             42,050,494           0.11%

Personal Equity Plan                           804             59,484,147           0.16%

Repayment                                  271,299         24,302,125,029          64.73%

Total                                      369,520         37,544,743,820         100.00%
--------------------------------------------------------------------------------------------


Employment Status
--------------------------------------------------------------------------------------------

                                            Number            Value (GBP)      % of Total

Full Time                                  319,818         30,710,697,955          81.80%

Part Time                                    4,769            342,066,718           0.91%

Retired                                        853             39,804,424           0.11%

Self Employed                               40,984          6,295,888,669          16.77%

Other                                        3,096            156,286,054           0.42%

Total                                      369,520         37,544,743,820         100.00%
--------------------------------------------------------------------------------------------




------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                        6.59%

Effective Date of Change                            1 September 2005
------------------------------------------------------------------------------

Notes    Granite Mortgages 04-3 plc

------------------------------------------------------------------------------
                Outstanding           Rating        Reference       Margin
                                 Moodys/S&P/Fitch        Rate

Series 1


A1                         $0       Aaa/AAA/AAA         4.56%        0.06%

A2                (euro) 0.00       Aaa/AAA/AAA         2.55%        0.07%

A3             $1,110,160,529       Aaa/AAA/AAA         4.60%        0.10%

B                 $52,657,242         Aa3/AA/AA         4.66%        0.16%

M                 $27,929,686            A2/A/A         4.77%        0.27%

C                 $55,770,423      Baa2/BBB/BBB         5.09%        0.59%

Series 2

A1               $713,700,000       Aaa/AAA/AAA         4.64%        0.14%

A2          (euro)800,150,000       Aaa/AAA/AAA         2.62%        0.14%

B            (euro)74,400,000         Aa3/AA/AA         2.76%        0.28%

M            (euro)57,900,000            A2/A/A         2.85%        0.37%

C           (euro)139,050,000      Baa2/BBB/BBB         3.28%        0.80%

Series 3

A1           (GBP)411,250,000       Aaa/AAA/AAA         4.83%        0.18%

A2           (GBP)600,000,000       Aaa/AAA/AAA        5.515%      Fixed until
                                                                     09/2011

B             (GBP)54,350,000         Aa3/AA/AA         5.00%        0.35%

M             (GBP)42,250,000            A2/A/A         5.10%        0.45%

C             (GBP)99,450,000      Baa2/BBB/BBB         5.53%        0.88%
------------------------------------------------------------------------------


Credit Enhancement

------------------------------------------------------------------------------
                                                                    % of
                                                             Notes Outstanding

Class B and M Notes ((GBP) Equivalent)   (GBP)231,777,394            7.65%

Class C Notes ((GBP) Equivalent)         (GBP)225,417,250            7.44%

------------------------------------------------------------------------------


------------------------------------------------------------------------------
                                                                   % of
                                                               Funding Share

Class B and M Notes ((GBP) Equivalent)   (GBP)231,777,394            1.41%

Class C Notes ((GBP) Equivalent)         (GBP)225,417,250            1.37%

------------------------------------------------------------------------------

------------------------------------------------------------------------------
Granite Mortgages 04-3 Reserve Fund
  Requirement                             (GBP)48,000,000            0.29%

Balance Brought Forward                   (GBP)48,000,000            0.29%

Drawings this Period                               (GBP)0            0.00%

Excess Spread this Period                  (GBP)3,908,620            0.02%

Funding Reserve Fund Top-up this Period*      (3,908,620)           -0.02%

Current Balance                           (GBP)48,000,000            0.29%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Funding Reserve Balance                  (GBP)123,781,992            0.75%

Funding Reserve %                                    1.0%               NA

------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.


A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.


The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom


A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (pound)11 million. This trigger event is curable.


A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (pound)11 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.


A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.


Excess spread is defined, in any month as cash received from Granite Mortgages Trust in that month plus bank interest due to Funding and Funding 2 and the Issuer/Master Issuer in that month plus/minus amounts due under the basis rate swap agreement less bond interestdue for floating GBP bonds and amounts due to swap counterparties for currency bonds and Fixed Rate GBP bonds.